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                                                     ---------------------------
                                                     |      OMB APPROVAL       |
                          UNITED STATES              ---------------------------
                SECURITIES AND EXCHANGE COMMISSION   |OMB Number: 3235-0145    |
                     Washington, D.C. 20549          |Expires: October 31, 2002|
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                          SCHEDULE 13D               ---------------------------

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                           WHISTLER INVESTMENTS, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   963361 10 0
                     ______________________________________
                                 (CUSIP Number)


   Michael Cane, 2300 West Sahara Avenue, Suite 500, Box 18, Las Vegas, NV 89102
                                 (702) 312-6255
________________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 20, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 963361 10 0
________________________________________________________________________________

1.     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only).:

            STACEY FLING

________________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     [_]
(b)     [X]

________________________________________________________________________________

3.     SEC Use Only:

________________________________________________________________________________

4.     Source of Funds (See Instruction):     PF

________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

________________________________________________________________________________

6.     Citizenship or Place of Organization:     U.S.A.

________________________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:             3,850,000 SHARES

                         _______________________________________________________

8.     Shared Voting Power:           NOT APPLICABLE

                         _______________________________________________________

9.     Sole Dispositive Power:        3,850,000 SHARES

                         _______________________________________________________

10.     Shared Dispositive Power:     NOT APPLICABLE

________________________________________________________________________________

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

             3,850,000  SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

        NOT  APPLICABLE

13.     Percent of Class Represented by Amount in Row (11):     45.6%

________________________________________________________________________________

14.     Type of Reporting Person  (See Instructions):               IN

        ________________________________________________________________________

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CUSIP No. 963361 10 0
________________________________________________________________________________

ITEM  1.     SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of WHISTLER INVESTMENTS, INC., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 4440 East Washington Avenue #107, Las Vegas, Nevada 89031.

ITEM  2.     IDENTITY AND BACKGROUND

A.     Name  of  Person  filing  this  Statement:  STACEY  FLING  (the "Holder")

B. Residence or Business Address: 4440 East Washington Avenue #107, Las Vegas, Nevada 89031.

C.     Present  Principal Occupation and Employment:     The Holder is president
       of  Whistler  Investments.

D. The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.     Citizenship:     The  Holder  is  a  citizen  of  U.S.A.


ITEM  3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Holder received 3,800,000 shares of common stock on February 20, 2002 in a private transaction with Whistler Investments, Inc.' outgoing president Dewey Jones in consideration for $3,800. The Holder also purchased 50,000 shares of Common Stock for total consideration of $2,500 on January 28, 2002 in a private transaction with Joyce Messer, a shareholder.

ITEM  4.     PURPOSE OF TRANSACTION

The purpose or purposes of the acquisition of the Shares by the Holder whereby Stacey Fling acquired the direct ownership of the shares Whistler Investments, Inc. Common Stock was for investment purposes. Depending on market conditions and other factors, the Holder may acquire additional Shares as she deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described herein, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or

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CUSIP No. 963361 10 0
________________________________________________________________________________


liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM  5.     INTEREST IN SECURITIES OF THE ISSUER.

A. As of February 20, 2002, the Holder holds beneficially the following securities of the Company:

Title of Security          Amount          Percentage of Shares of Common Stock*
-----------------          ---------       -------------------------------------
Common  Stock              3,850,000       45.6%
-----------------          ---------       -------------------------------------
*calculated  in  accordance  with  Rule  13d-3


B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder purchased 3,800,000 on February 20, 2002 in consideration for an aggregate purchase price of $3,800. The purchase price for the latter transaction was based on a price of $0.001 per share; the purchase was a private transaction with an individual shareholder.

       The Holder purchased 50,000 shares on January 28, 2002 in consideration for the aggregate purchase price of $2,500. The purchase price for the latter transaction was based on a price per share of $0.05; the purchase was from an individual shareholder in a private transaction.

D.     Not  Applicable.

E.     Not  Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

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CUSIP No. 963361 10 0
________________________________________________________________________________



ITEM  7.     MATERIAL TO BE FILED AS EXHIBITS.

None.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             March 26, 2002

                                          ______________________________________
                                                  Date

                                          /s/ Stacey Fling
                                          ______________________________________
                                                  Signature

                                             Stacey Fling, President

                                          ______________________________________
                                                  Name/Title